UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

25 August 2014

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc

	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr M Henry

Date of last notice	20 December 2013

Date issuer informed of transaction	22 August 2014

Date and place of transaction	21 August 2014 (London Stock Exchange and Australian Securities Exchange)

The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 22 August 2014.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Nature of transaction	The acquisition of:

	•	5,715 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2012 Group Short Term Incentive Plan (GSTIP); and

	•	179 Matched Shares (ordinary fully paid shares of BHP Billiton Limited) (see Part 3), and the transfer of 179 Acquired Shares (ordinary fully paid shares of BHP Billiton Limited) under the terms of the all employee share plan Shareplus (2011).

In addition, an on-market sale of 2,711 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

The acquisition of:

	•	15,058 ordinary shares in BHP Billiton Plc following the exercise of Restricted Shares under the 2012 Group Incentive Scheme (GIS);

	•	35,400 ordinary shares in BHP Billiton Plc following the vesting of Restricted Shares under the 2011 Management Award Plan (MAP); and

	•	544** ordinary shares in BHP Billiton Plc in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

**	Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct and Indirect

Nature of indirect interest	BHP Billiton Plc
(including registered holder)	Mr Henry has an indirect interest in 39 ordinary shares in BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group as described below in “Any additional information”.

No change to this interest

BHP Billiton Ltd
Mr Henry has an indirect interest in nil* ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme.

* Note – total above reflects shares transferred in this transaction (Acquired Shares) previously held by Shareplus nominee Computershare Nominees.

Date of change	21 August 2014

No. of securities held prior to change	39 (BHP Billiton Plc) – Indirect 111,591 (BHP Billiton Plc) – Direct 179 (BHP Billiton Limited) – Indirect 18,517 (BHP Billiton Limited) – Direct

Class	Ordinary Shares in BHP Billiton Limited and BHP Billiton Plc

Number acquired	5,715 – BHP Billiton Ltd 179 Matched Shares (Shareplus 2011) 51,002 – BHP Billiton Plc

Number disposed	2,711

Value/Consideration	Exercise of 15,058 at nil cost Vesting of 41,115 at nil cost 544 DEP in shares – nil cost 179 Matched Shares – nil cost Sale of 2,711 at $38.23 per share (average)

No. of securities held after change	39 (BHP Billiton Plc) – Indirect 162,593 (BHP Billiton Plc) – Direct 21,879 (BHP Billiton Limited) – Direct

Nature of change	Please see “Nature of transaction” above.
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Any additional information	Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	BHP Billiton Plc:
	121,179 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

	39,860 –	maximum number of Transitional GMC Awards (over ordinary shares of BHP Billiton Plc)

	39 –	maximum number of Matched Shares (ordinary shares of BHP Billiton Plc) under Shareplus

	161,078 –	Total

BHP Billiton Ltd:

	112,394 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	25,594 –	maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	137,988 –	Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GSTIP and the allocation and transfer of vested Matched Shares and the transfer of Acquired Shares under Shareplus (see part 1), the vesting of Conditional Shares under the MAP; and an exercise of vested 2012 Restricted Shares under the Group Incentive Scheme (GIS).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Nicole Duncan – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Nicole Duncan	Tel:	+61 3 9609 2917
		Fax:	+61 3 9611 1044

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary